SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 43.776.517/0001-80

STATE REGISTRY NUMBER (NIRE): 35.3000.1683 -1

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2017

DATE, TIME AND VENUE: On April 28, 2017, at 11 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo ("Company"), at Rua Costa Carvalho, nº 300, Pinheiros, in the City of São Paulo, State of Sao Paulo, CEP 05429-000.

CALL NOTICE: The Call Notice was published in the "Official Gazette of the State of São Paulo", on: (i) March 28, 2017, (ii) March 29, 2017, and (iii) March 30, 2016, on pages 279, 207 and 279, respectively, and in the newspaper “Valor Econômico”, (i) March 28, 2017, (ii) March 29, 2017, and (iii) March 30, 2017, on pages B11, B11 and C13, respectively.

ATTENDANCE: Shareholders representing 84.6% (eighty-four point six per cent) of the voting and total capital stock of the Company, as per (i) the records and signatures in the Shareholders’ Attendance Book (ii) the valid remote instrument votes received by the BM&FBovespa Central Securities Depository, in accordance with the regulations of Comissão de Valores Mobiliários (“CVM”).

Also attended the meeting: Mr. Jerônimo Antunes, independent Board Member and Coordinator of the Audit Committee, Cibele Pádua C. F. da Silva, representing the independent auditors KPMG, Mr. Joaldir Reynaldo Machado, member of Sabesp's Fiscal Council, Marcelo Miyagui, Head of Accounting, Angela Beatriz Airoldi, Mrs. Priscila Costa da Silva and Mr. John Emerson da Silva, Investor Relations Analysts, Beatriz Helena de Almeida, Mrs. Silva Lorenzi and Ieda Nigro Nunes Chereim, lawyers of the Legal Department, and Darkson Galvão, lawyer of the lawfirm Souza Cescon.

PRESIDING BOARD: Chairman: Jerônimo Antunes. Secretary: Marialve de S. Martins.

PUBLICATION: Management's Report and Financial Statements, together with the Fiscal Council's legal opinion, the Independent Auditors' Report and the Summary  Version of the Annual Report of the Audit Committee for the fiscal year ended on December 31, 2016, published in the Official Gazette of the State of São Paulo , Corporate Section 2, pages 02-21, in the edition of March 29, 2017, and in the newspaper Valor Econômico, São Paulo Regional Section, pages E3-E24, in the edition of March 29, 2017. The above documents were also made available to the shareholders at the Company's registered office and at the websites of the Company, of CVM and of BM&FBOVESPA, together with the management's proposal and other relevant documents, as applicable by law.

AGENDA: ANNUAL SHAREHOLDERS’ MEETING:

I                    Take the management accounts, examine, discuss and vote on the Company's Financial Statements for the fiscal year ended on December 31, 2016, as follows: Balance Sheet and the related Income Statement, the Comprehensive Income Statement, the Changes in Owner’s Equity, Cash Flow, in Added Value and in Explanatory Notes, together with the Independent Auditors' Report, the Fiscal Council's Legal Opinion and the Audit Committee's Summary Annual Report.

II                  Resolve on the allocation of the net income of the 2016 year.

III                Elect the members of the Board of Directors with term of office until the 2018 Annual Shareholders' Meeting.

IV                  Elect the members of the Fiscal Council with term of office until the 2018 Annual Shareholders' Meeting.

V                   Establish the overall compensation for the member of the Board of Directors and the members of the Fiscal Council for the 2017 fiscal year.

CLARIFICATIONS: The matters on the agenda were examined by the State Capital Defense Council Board - CODEC (Conselho de Defesa dos Capitais do Estado), pursuant to the Legal Opinion No. 040/2017 of April 26, 2017, whose voting instructions were presented by the representative of the shareholder Department of Finance.

RESOLUTIONS: SAfter reading the consolidated voting map of the votes delivered through the remote voting system, which was available to consultation  of the present shareholders according to the paragraph 4 of article 21-W of the Instruction 481/2009, and having been registered votes against and abstentions, the following resolutions were taken:

I. To approve, by majority of votes, being  computed 72.74% of votes casted in favor, represented by 497,166,493 votes; 0.01% of votes cast against it, represented by 61,908 shares; and 3.31% of abstentions, represented by 22,590,010 shares, the Management accounts and the Company's Financial Statements for the fiscal year ended on December 31, 2016, as follows: Balance Sheet and the related Income Stament, the Comprehensive Result, the Changes in Owner’s Equity, in Cash Flow, in Added Value  and in Explanatory Notes, together with the Independent Auditors' Report, the Fiscal Council's Legal Opinion and the Audit Committee's Summary Annual Report.

II. To approve, by majority of votes, being computed 75.99% of votes cast in favor, represented by 519,376,089 votes; 0.02% votes cast against it, represented by 137,009 votes; and 0.04% of abstentions, represented by 305.313 shares, the allocation of the net income of the 2016 fiscal year, amounting to two billion, nine hundred forty-seven million, ninety-seven thousand, seven hundred forty-nine reais and sixty-four cents (R$2,947,097,749.64), as follows:

(a)  Allocation of 5% of the net income in the amount of R$147,354,887.48, to the Legal Reserve;

(b)  Ratification of the declaration of interest on own capital approved by the Board of Directors' Meeting held on March 27, 2017, totaling eight hundred twenty-three million, four hundred ninety-two thousand, six hundred and ninety reais and seventeen cents (R$823,492,690.17), being the amount of R$699,935,715.54, corresponding to 25% of the adjusted net income, computed as Mandatory Minimum Dividends and the amount of R$123,556,974.63 computed as Additional Dividends;

(c)  Allocation of the outstanding balance in the amount of R$1,976,250,171.99, to the Investment Reserve, as provided for in Article 28, Paragraph 4 of the Company's Bylaws.

The interest on own capital indicated in item (b) above will be paid on June 27, 2016 to those who were holders of the Company's shares on the base date of April 10, 2016.

III. To elect the following members of the Board of Directors to fulfill a term of office until the 2018 Annual Shareholders' Meeting and to appoint the Chairman of the Board of Directors:

a)    Was elected, in a majoritarian election, being computed 75.67% of votes cast in favor, represented by 517,209,976 shares; 0.34% of votes against, represented by 2,300,887 shares; and 0.04% of abstentions, represented by 307.548 shares, Mr. FRANCISCO LUIZ SIBUTE GOMIDE, Brazilian citizen, married, civil engineer, Identity Card (RG) No. 363.119-2 SSP/SP and Individual Taxpayer's ID (CPF) No. 016.583.109-00, domiciled at XV de Novembro nº 556, building 404, Curitiba, Paraná, in accordance legal and statutory statements, including the ones foreseen in the Article 17, of the federal Law 13.303/2016, in order to join the Company’s Board of Directors designated as an Independent Member of the Board of Directors, in accordance with item 4.3, Section IV of the Listing Rules of Novo Mercado of BM&FBOVESPA, fulfilling the mandate until the Shareholders’ Meeting of 2018.

The board member shall perform their duties in accordance with the Company's Bylaws, with an unified term of office until the 2018 Annual Shareholders' Meeting, subject to the provisions of the head of Article 140 of the Brazilian Corporations Law, and his compensation will be determined in accordance with the guidelines of the State Capital Defense Council - CODEC, pursuant to CODEC's Legal Opinion No. 001/2007, conditioning the receipt of the compensation to the compliance with CODEC's Legal Opinion No 116/2004, and also entitled to a “pro rata temporis” bonus mentioned on CODEC's Legal Opinion No. 057/2003 and Article 4 of CODEC's Resolution 01/91. The investiture in the position as member of the Board of Directors shall comply with the requirements and procedures in the Bylaws, in the Brazilian Corporations Law and in other statutory requirements, including the submission of the Statement of Assets, which must comply with the applicable state regulation, and the signing of the Instrument of Investiture, drawn up in proper book, the Clearance Certificate and the Statement of Consent provided for in the New Market Listing Rules of São Paulo's Stock Exchange.

IV. To elect the following sitting and alternate members of the Fiscal Council to fulfill a term of office until the 2018 Annual Shareholders' Meeting:

a)    Was elected, in a majoritarian election, the coalition consisting of the candidates of members of the Fiscal Council, sitting members and alternates, who received 72.95% of votes cast in favor, represented by 498,638,639 shares; 0.36% of votes against, represented by 2,449,879 shares; and 2.74% of abstentions, represented by 18.729.893 shares, registering the replacement of the alternate candidate to the Fiscal Council, Mr. Hilton Facchini, mentioned int the Management’s Proposal and in the Remote Voting Instrument, by the candidate Mrs. Kelly Lopes Lemes, as well, consideringthe competent governmental approval and in accordance with the necessary legal and statutory requirements, including the ones forseen in the article 26, of Federal Law 13.303/2016 as it follows:

Sitting Members: Mr. HUMBERTO MACEDO PUCCINELLI, Brazilian citizen, divorced, economist, Identity Card (RG) No. 9.211.361-8 SSP/SP, Individual Taxpayer's ID (CPF) No. 022.759.188-76, domiciled at Av. Rangel Pestana, 300, 6º andar, Centro, São Paulo/SP; Mr. JOALDIR REYNALDO MACHADO, Brazilian citizen, married, economist, Identity Card (RG) No. 4.116.666-8 SSP/SP, Individual Taxpayer's ID (CPF) No. 430.403.148-15, domiciled at Rua Bela Cintra, 847, 14º andar, Cerqueira Cesar, São Paulo/SP; Mr. JOSÉ ALEXANDRE PEREIRA DE ARAÚJO, Brazilian citizen, married, business administrator, Identity Card (RG) No.  21.586.420-7 SSP/SP and Individual Taxpayer's ID (CPF) No. 102.435.868-25, domiciled at Av. Morumbi, 4500, 1º andar, Morumbi, São Paulo/SP; Mr. RUI BRASIL ASSIS, Brazilian citizen, married, civil engineer, Identity Card (RG) No. 6.355.316-8 SSP/SP, Individual Taxpayer's ID (CPF) No. 923.245.258-87, domiciled at Rua Bela Cintra, 847, 1º andar, Cerqueira Cesar, São Paulo/SP; and

Alternate Members:, respectively, Mr. ROGÉRIO MÁRIO PEDACE, Brazilian, married, Systems Analyst with post-graduation in Business Administration, Identity Card (RG) No.  8.708.921-X SSP/SP, Individual Taxpayer's ID (CPF) No. 014.361.198-47, domiciled at Av. Rangel Pestana, 300, 5º floor, Downtown, São Paulo/SP; GERALDO JOSÉ SERTÓRIO COLLET SILVA, Brazilian, widower, public administrator, Identity Card (RG) No.  4.573.137-8 SSP/SP, Individual Taxpayer's ID (CPF) No. 610.093.428-00, domiciled at Rua Bela Cintra, 847, 12th floor, Cerqueira Cesar, São Paulo/SP; KELLY LOPES LEMES, brasileira, divorciada, advogada, Identity Card (RG) No.  27.814.061-0 SSP/SP, Individual Taxpayer's ID (CPF) No. 183.492.648-37, domiciled at  Rua Alves Guimarães, 429, 3rd floor, Jardim Paulista, São Paulo/SP; and CÉSAR APARECIDO MARTINS LOUVISON, brasileiro, casado, advogado, Identity Card (RG) No.  9.895.581-0 SSP/SP, Individual Taxpayer's ID (CPF) No. 035.667.398-71, domiciled at  Rua Bela Cintra, 847, 11th floor, Cerqueira Cesar, São Paulo/SP.

b)    As provided for in Article 240 of the Brazilian Corporations Law, and given the opportunity to indicate by the minority shareholders one sitting member and the respective alternate to join the Company’s Fiscal Council in a separate vote. In this moment, Mr. Rogerio Alves Rodrigues, Brazilian Bar Association (OAB/SP) 216.948 , proxy of the shareholders Hydrocenter Válvulas Tubos e Conexões Ltda., CORPORATE TAXPAYER’S ID (CNPJ) 06.193.823/0001-67, and e Cibele Maria Pedercini Issa, IndividualTaxpayer Registration Number (CPF) 426.935.786-04, holders of 0.002% shares, representing 15,002 of the valid shares, provided the indication of ALEXANDRE PEDERCINI ISSA and LETÍCIA PEDERCINI ISSA MAIA, respectively, for sitting member and alternate of the Fiscal Council. The indication proposal was submitted to discussion and, considering the representation of the minority shares, the collected votes and the ones counted in separate, were elected, with 0.002% of votes in favor, representing 15,202 shares, resulting approved as the majority of the minority voting the following: ALEXANDRE PEDERCINI ISSA, Brazilian, single, administrator, Identity Card (RG) MG 7.835.351, Individual Taxpayer's ID (CPF) No. 054.113.616-05, domiciled Rua Caraça, 248, apt 601, Serra, Belo Horizonte/MG, and LETÍCIA PEDERCINI ISSA MAIA, Brazilian, married, administrator, Identity Card (RG) G MG-7.837.394 SSP/MG,, Individual Taxpayer's ID (CPF) No. 050.802.886-80, domiciled at  Rua Professor Estevão Pinto, 1464, apt 501, Serra, Belo Horizonte/MG, respectively, as a sitting member and alternate of the Fiscal Council.

The Members of the Fiscal Council elected will fulfill a term of office until the 2018 Annual Shareholders' Meeting and, if the sitting member is not able to attend a meeting, the respective alternate member must be convened to attend the meeting. The members of the Fiscal Council will receive a monthly compensation corresponding to 20% (twenty percent) of the monthly compensation of the member of the Company's Board of Directors, conditioning the receipt of the compensation to their attendance in at least one meeting per month, and shall be entitled to a “pro rata temporis” bonus mentioned on CODEC's Legal Opinion No. 057/2003 and Article 4 of CODEC's Resolution 01/91. The investiture in the position as members of the Fiscal Council shall comply with the requirements and procedures in the Bylaws, in the Brazilian Corporations Law and in other statutory requirements, including the submission of the Statement of Assets, which must comply with the applicable state regulation, and the signing of the Instrument of Investiture, drawn up in proper book, the Clearance Certificate and the Statement of Consent provided for in the New Market Listing Rules of São Paulo's Stock Exchange.

V. To approve, by majority of votes, being computed 72.85% of votes in favor, with 497,903,671 shares; 3.09% of votes cast against it, with 21,122,422 shares; and 0.12% of abstentions, with 792.318 shares, the annual compensation for the members of the Board of Directors and of the Fiscal Council for the 2017 financial year, set in the maximum amount of four million, five-hundred thousand, one-hundred and seventeen reais and seventy-four centavos (R$4,500,117.74) comprising the corresponding individual fixed monthly compensation in the amount of twenty thousand five hundred and ninety reais (R$20,590.00) for the Directors; the amount of six thousand one hundred and seventy-seven reais (R$6,177.00) for the members of the Board of Directors,  the amount of R$10,086.49 for the members of the Audit Committee and four thousand one hundred and eighteen reais (R$4,118.00) for the members of the Fiscal Council, and other benefits, in addition to the corresponding charges, pursuant to CODEC's guidelines in force and considering the current composition of the statutory bodies.

The drawing up of these minutes in summary format and its publication without the signatures of the attending Shareholders, in compliance with Article 130, paragraphs 1 and 2 of Law 6,404/76.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chairman thanked the shareholders for their attendance and the Annual Shareholders’ Meeting was adjourned for the drawing up of these minutes, which were then read, approved and signed by the Chairman, the Secretaries of the Meeting and the attending shareholders, who comprise the quorum necessary for the resolutions taken.

DOCUMENTS FILED. The proxies of the shareholder representatives listed below, accompanied with their voting records, will be filed at the Company’s headquarters, duly initialed by the secretaries, and all documents mentioned.

São Paulo, April 28, 2017.

Presiding Board:

JERÔNIMO ANTUNES Chairman	MARIALVE S. MARTINS Secretary
Attending Shareholders
VINICIUS TELES SANCHES (representing the shareholder Secretaria da Fazenda do Estado)	ZULMA MARIA MARTINS GOMES (representing the shareholder The Bank Of New York Mellon ADR Department)
ZULMA MARIA MARTINS GOMES (representing the shareholders, Itaú Unibanco S.A.)	ZULMA MARIA MARTINS GOMES (representing the shareholders: HSBC CTVM S.A.) BEST INVESTMENT CORPORATION
COHEN & STEERS SICAV
PS OPPS LATAM LLC
STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN

ZULMA MARIA MARTINS GOMES (representing the shareholders: J. P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários)	ZULMA MARIA MARTINS GOMES (representing shareholders, Banco BNP Paribas Brasil S.A.)
CANADA POST CORPORATION REGISTERED PENSION PLAN
E-L FINANCIAL CORPORATION LIMITED
UNISUPER

BUREAU OF LABOR FUNDS-LABOR INSURANCE FUND
BUREAU OF LABOR FUNDS-LABOR PENSION FUND
BUREAU OF LABOR FUNDS-LABOR PENSION FUND
BUREAU OF LABOR FUNDS-LABOR PENSION FUND
BUREAU OF LABOR FUNDS-LABOR PENSION FUND
BUREAU OF LABOR FUNDS-LABOR PENSION FUND
CHASE MANHATTAN BANK AS TRUSTEE OF THE RJ REYNOLDS TOBACCO COMPANY DEFINED BENEFIT MASTER TRUST
FRANKLIN TEMPLETON INVESTMENT FUNDS
JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND
JPMORGAN BRAZIL INVESTMENT TRUST PLC
JPMORGAN FUNDS
JPMORGAN FUNDS LATIN AMERICA EQUITY FUND
NATIONWIDE BAILARD EMERGING MARKETS EQUITY FUND
NATIONWIDE BAILARD INTERNATIONAL EQUITIES FUND
NEW YORK LIFE INSURANCE COMPANY
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
STICHTING PENSIOENFONDS VOOR HUISARTSEN
T.ROWE PRICE QM GLOBAL EQUITY FUND
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS
VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST

ZULMA MARIA MARTINS GOMES (Representing Shareholders, Citibank N.A) POWERSHARES S&P EMERGING MARKETS MOMENTUM PORTFOLIO	ROGÉRIO ALVES RODRIGUES (representing the shareholders Hydrocenter Válvulas Tubos e Conexões Ltda e Cibele Maria Pedercini Issa)
MASSAO FABIO OYA (shareholder and represented the shareholder JORGE MICHEL LEPELTIER)	NATHALIE KFOURI (shareholder)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 11, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.